

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Steven Zhang
Chief Financial Officer
MINISO Group Holding Ltd
25F, Heye Plaza, No.486, Kangwang Middle Road
Liwan District, Guangzhou 510140, Guangdong Province
The People's Republic of China

> **Re: MINISO Group Holding Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted July 17, 2020**
> **CIK No. 0001815846**

Dear Mr. Zhang:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Filed July 17, 2020

Prospectus Summary
Overview, page 1

1.   Please revise your summary to clarify that investors will have ownership in a holding company that does not directly own all of its operations in China. Please also disclose in the summary that you rely on dividends and other distributions on equity paid by your PRC subsidiaries for your cash and financing requirements, including the funds necessary to pay dividends.

2. Please revise your disclosure to clearly state that your network of over 4,200 MINISO stores are not all self-operated stores. Please also revise here and in your table at the bottom of page 110 to separately quantify the number of self-operated stores and those operated by third-parties such as franchised stores and distributor stores.

3. To avoid giving undue prominence to GMV, which we assume to be gross merchandise value, please precede its disclosure with disclosure of your revenue or your revenue from product sales in self-operated stores and to franchisees and distributors.

4. Please disclose here, as you do on page 54, that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in this offering to influence the company and corporate decisions. In addition, please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and, if so, provide appropriate disclosure here and in the risk factors section.

5. Throughout the registration statement, you use the terms pioneering, distinguished, differentiated, and other similar terms, to describe your company's business model. Please revise to support these claims that your franchising model and your growth strategy, which is based in significant part on increasing the number of franchisees, should be considered unique.

Conventions that Apply to this Prospectus, page 6

6. You disclose that "GMV" is the total value of all merchandise sold by you and your retail partners and distributors, including the VAT and tax surcharges paid, regardless of whether the merchandise is returned. Please clarify for us whether GMV includes sales taxes collected from customers. In this regard, we note that revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales returns.

   To the extent that your basis for determining GMV differs from "sales of lifestyle products" as currently presented on page F-33 other than due to net product sales revenue recognized by your third-party store operators, please explain to us the nature of the differences and why it is appropriate to present GMV and sales of lifestyle products on different bases.

Any lack of requisite approvals, page 35

7. Please revise your disclosure to clarify whether your "WonderLife" brand franchising operations are now compliant with PRC law. If they are not, please revise to clarify the following:

   - when you expect to bring your operations into compliance and when you will learn whether the PRC government will impose penalties for your non-compliance;
   - whether all income generated by you and your franchisees from the start of operations until your compliance date would be subject to seizure; and

- whether RMB500,000 is the maximum aggregate fine for your company or, alternatively, whether fines may be levied per franchisee or per violation such that the total fines may exceed that amount.

   In addition, please disclose the anticipated cost and effect on your operations of relocating your two directly owned China MINISO stores, if material.

We are entitled to amend the deposit agreement, page 61

8. We note that this risk factor and the ensuing risk factors in this section contain bracketed language relating to the deposit agreement. It appears that the language has been bracketed because the terms of the agreement have not been determined. Please note that we will not comment on this disclosure until the terms of the agreement have been established and the agreement is filed as an exhibit to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 79

9. We note that, as a result of COVID-19, your revenue generated "from the PRC decreased by 2.4% from RMB4,796.4 million in the nine months ended March 31, 2019 to RMB4,679.4 million in the nine months ended March 31, 2020." If material, please provide similar disclosure for the impact of COVID-19 on your revenue generated from overseas operations.

Results of Operations, page 84

10. Please disclose why your income taxes represent a significant portion of your profit before tax.

Frequently-refreshed Product Assortment, page 103

11. If material, explain the significance of co-branding campaigns to your overall results of operations and describe the material terms of your standard co-branding agreements. Please file any material agreements as exhibits.

Deepen Consumer Engagement and Drive Omni-channel Experience , page 106

12. Explain the meaning of the term "omni-channel" and how you expect this strategy to affect the profitability of your franchisees and the company. In this regard, we note that an increase in the number of channels may increase profitability for the parent at the expense of profitability for the franchisee.

Our Business Model, page 107

13. Please disclose the franchise fees, ongoing royalty percentages and commissions payable by your franchisees, as well as other material terms of your franchise agreements,

including term and termination provisions. In addition, please provide a detailed discussion of your arrangements to provide financing to franchisees including, the typical amount financed, whether the financing agreements are mandatory, the typical repayment timeframe for these loans and the incidence of default. Please also make corresponding revisions to your summary disclosure.

Product Design and Development, page 108

14. Please describe your product design capabilities in greater detail, including the nature and scope of your reliance on the Design Academy, the manner in which the Design Academy integrates the work of independent designers, the extent to which your sales consist of products designed by your Design Academy and those designed by third-parties, and the nature of any agreements with these third-parties.

Our Store Network, page 111

15. Please revise, where appropriate, to describe the material terms, including term and termination, of your license and product sales agreements with your local distributors. File any material agreements as exhibits to the registration statement.

Our Supply Chain, page 112

16. You describe your supply chain as best-in-class. Please revise your disclosure to describe the different steps in your supply chain and the nature of your material relationships with these suppliers. For instance, please tell us how your agreements are structured to be consistent with your philosophy of maintaining a core of 8,000 SKUs and launching 100 new and presumably shorter-lived SKUs every seven days. In addition, revise to define the term SKU at first usage. Please also disclose any manufacturer discounts or other incentives.

Technology Capabilities, page 114

17. Please expand your discussion of your smart-store features to explain how the use of technology allows you to customize the shopper experience. In this regard, it is unclear which elements of your store model are flexible and which are not.

Regulation, page 118

18. We note your disclosure in this section. Please add risk factor disclosure regarding uncertainties that may exist with respect to the interpretation of the PRC Foreign Investment Law, if material. In addition, please revise this section to discuss the effects of the various regulations on your business with a view to understanding how the regulations are applicable to you.

Compensation of Directors and Executive Officers, page 132

19. Please update your executive compensation disclosure to reflect information as of the end of the most recently completed fiscal year.

Principal and Selling Shareholders, page 134

20. Please reconcile the percentage of shares held by Mr. Guafo Ye and Ms.Yunyun Yang to the total number and percentage of shares beneficially owned. The total percentage of the beneficial shares owned by Mr. Ye and Ms. Yang do not add to the total percentage of shares held by the Directors and Officers. In footnote (4), please explain to us and clarify which shares are beneficially held by Mr. Ye and Ms. Yang in the MINOSO Group. It appears only the 257,849,197 common shares held by YYY MC LIMITED are owned by Ms. Yang with the remainder beneficially owned by Mr. Ye.

Note 2. Significant Accounting Policies
2(f) Inventories, page F-17

21. We note from your filing that you retain store inventory ownership at third-party operated stores before final sale to consumers in exchange for a pre-agreed portion of sales proceeds. Please tell us how you perform physical counts on inventory not in your possession.

22. In note 2(f) you disclose that the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.   In note 2(q) you disclose that the franchisees are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. Please clarify who bears the cost of shrink of your inventory held at third-party store operators.

Financial Statements
Note 6. Revenue
(i) Disaggregation of Revenue, page F-33

23. We note from your accounting policy disclosure on page F-22 that revenue includes:

- retail sales in self-operated stores
- product sales to franchisees
- sales to distributors
- sales-based royalties from franchisees and distributors.

   Given that your customer classes are different in retail sales in self-operated stores than in product sales to franchisees and distributors, please disaggregate "sales of lifestyle products" in the table on F-33 between retail sales in self-operated stores and product sales to franchisees and distributors. Please also disaggregate "License fees, sales-based royalties, and sales-based management and consultation service fees" to separately quantify sales-based royalties.

Audited Consolidated Financial Statements for the Year Ended June 30, 2019
Notes to the Consolidated Financial Statements
Note 1. General Information, reorganization and basis of presentation
1.2 Reorganization and basis of presentation
(b) Reorganization of the Overseas Business, page F-75

24. Please explain to us the accounting for the reorganization of the overseas business in which MINISO HK acquired the equity interests of the Overseas Entities for aggregate consideration of approximately RMB 133,394,000 in December 2018, and MINISO HK subsequently became an intermediate holding company of the subsidiaries conducting the 'Overseas Business'. In your response, please explain to us the accounting rationale for this transaction which resulted in the recognition of a 'Merger Reserve' disclosed in Note 26(b) on page F-54, which is presented as component of stockholders' equity.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao